UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

Chart Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16115Q308
(CUSIP Number)

Matthijs Schoten Chief Executive Officer Broadview Holding B.V. Van der Does de Willeboissingel 13, 5211 CC 's-Hertogenbosch, Netherlands
+31 73 687 5333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

_____________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,456,487
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,456,487
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Solely in the capacity of Broadview Investments B.V. as the direct owner of 1,456,487 shares of the Issuer’s Common Stock (as defined herein), and based upon an aggregate of 30,974,365 shares of the Issuer's Common Stock outstanding as of April 16, 2018 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).

CUSIP No. 16115Q308	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Broadview Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,456,487*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,456,487*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,487*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole director and sole shareholder of Broadview Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,456,487*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,456,487*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,487*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the 97.4% shareholder of Broadview Holding B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Investments Nederland B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,456,487*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,456,487*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,487*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 6 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAL Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,456,487*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,456,487*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,487*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of HAL Investments Nederland B.V.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 7 of 9

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”), filed jointly by the persons on the cover pages hereto (the “Reporting Persons”), amends and supplements the statement on Schedule 13D filed on November 10, 2016 (as amended by Amendment No. 1 filed on September 13, 2017 and Amendment No. 2 filed on April 12, 2018, the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3055 Torrington Drive, Ball Ground, Georgia 30107.

Capitalized terms used in this Amendment and not otherwise defined herein have the respective meanings given in the Schedule 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. The filing of this Amendment shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

As set forth below, as a result of the transactions described herein, on April 20, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background

(d)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or the Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This statement is being filed as a result of recent sales, as described in Item 5(c), of 92,625 shares of Common Stock in the open market and pursuant to the exercise by the Counterparties (as defined in Item 6) of call options to purchase 600,000 shares of Common Stock, for which together the Reporting Persons received an aggregate sale price of $42,806,073.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 8 of 9

Item 5.	Interest in Securities of the Issuer

(a)

As of the close of business on April 20, 2018, Broadview beneficially owned 1,456,487 shares of Common Stock which constitutes 4.7% of the issued and outstanding shares of Common Stock based upon an aggregate of 30,974,365 shares of the Issuer's Common Stock outstanding as of April 16, 2018 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018).

(c)

During the last sixty days, the only transactions in the Common Stock of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market sales on the NASDAQ Stock Market and sales pursuant to the exercise of call options by the Counterparties:

Transactions in the Shares

Transaction Date	Quantity Sold	Price (USD)
April 18, 2018	40,925	$60.81
April 19, 2018	51,700	$61.42
April 20, 2018	600,000	$61.90

(e)

As a result of the transactions described herein, on April 20, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

During the period from November 1, 2017 through April 11, 2018 and as set out in the table below, Broadview entered into letter agreements with market participants (the “Counterparties”) pursuant to which Broadview granted the Counterparties call options to require Broadview to sell an aggregate of 700,000 shares of Common Stock at  prices ranging from $45.00 to $60.00 per share. The call options are exercisable by the Counterparties from the transaction date through periods ranging from June 15, 2018 to September 21, 2018. Unless exercised, the call options will expire on such dates. Broadview retains beneficial ownership of the shares subject to the call options unless the Counterparties purchase the shares. As consideration for the call options, the Counterparties agreed to pay to Broadview in the aggregate a premium of $2,838,086.

Transaction date	Call options sold	Price ($)	Expiration	Premium ($)
Nov 1, 2017	76,100	45	June 15, 2018	334,840
Nov 2, 2017	23,900	45	June 15, 2018	105,800
Jan 9, 2018	100,000	55	June 15, 2018	350,011
Jan 11, 2018	100,000	60	June 15, 2018	230,335
April 10, 2018	200,000	60	June 15, 2018	701,900
April 11, 2018	200,000	60	September 21, 2018	1,115,200

There are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

CUSIP No. 16115Q308	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 24, 2018.

BROADVIEW INVESTMENTS B.V.

By:	Broadview Holding B.V.
Its:	Managing Director

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

BROADVIEW HOLDING B.V.

By:	/s/ M.J. Schoten
Name:	M.J. Schoten
Title:	CEO

HAL INVESTMENTS B.V.

By:	/s/ J.N. van Wiechen
Name:	J.N. van Wiechen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL INVESTMENTS NEDERLAND B.V.

By:	/s/ J.N. van Wiechen
Name:	J.N. van Wiechen
Title:	Managing Director

By:	/s/ R. Kers
Name:	R. Kers
Title:	Managing Director

HAL HOLDING N.V.

By:	/s/ M.F. Groot
Name:	M.F. Groot
Title:	Managing Director

By:	/s/ A.A. Van ’t Hof
Name:	A.A. Van ’t Hof
Title:	Managing Director